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                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of January, 1998


             NORDIC AMERICAN TANKER SHIPPING LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                          Hamilton HMEX
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X



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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is a copy of the press release of Nordic American Tanker Shipping Limited (the "Company") issued on
January 14, 1998 relating to a cash distribution to shareholders of record as of January 27, 1998.

ADDITIONAL INFORMATION

         The British Petroleum Company p.l.c. files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.








































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January 14, 1998


FOR IMMEDIATE RELEASE


Contact:  Herbjorn Hansson
Ugland Nordic Shipping ASA
Sandefjord, Norway
Tel:  011-47-33-46-86-08

NORDIC AMERICAN TANKER SHIPPING LTD (NAT) - ANNOUNCES DIVIDEND OF
USD 0.40

Hamilton, Bermuda, January 14, 1998. Nordic American Tanker Shipping Limited ("NAT") (ASE: NAT) (OSE: NAT) announced that its Board of Directors has declared a dividend of USD 0.40 for the first quarter of 1998. The dividend will be paid on or about February 10, 1998 to shareholders of record as of January 27, l998.

For the fourth quarter of 1997, BP Shipping has paid
USD 1,499,380 as additional hire for the 3 Suezmax tankers owned by NAT on charter to BP Shipping. The hire rate for the 4th quarter has been calculated in accordance with the charter with BP Shipping at USD 27,432/day/ship. This is USD 5,432 in excess of the guaranteed minimum hire rate payable by BP Shipping of USD 22,000/day/ship.

Background

In September 1997, NAT received hire in advance from BP Shipping, based upon the minimum rate of USD 22,000/day for the fourth quarter of 1997.

The decision to declare the dividend payment by NAT in the amount of USD 0.40 is a consequence of NAT having received additional hire for the fourth quarter of 1997 and a hire payment for the first quarter of 1998 which is based upon the agreed minimum rate.

The additional hire for the tankers in each 3 month period is calculated based upon market conditions for similar tankers, applying an agreed formula. The minimum hire is paid in advance every quarter, while the additional hire is paid in arrears every quarter.

In April 1998 BP Shipping will pay hire for the second quarter of 1998 based upon the minimum rate. Whether there will be any additional hire for the first quarter of 1998 payable at that


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time will be dependent upon market conditions for Suezmax tankers on the routes which are included in the hire formula between NAT and BP Shipping.

The structure of paying the minimum hire rate in advance every quarter and a possible additional hire rate in arrears each quarter has been agreed and is expected to be continued through the charter period of minimum 7 years and maximum 14 years.

The charters with BP Shipping are guaranteed by its parent company, The British Petroleum Company plc.

A portion of the dividend paid by NAT may be deemed return of capital for U.S. income tax purposes.

Ugland Nordic Shipping (UNS), holding 15% of NAT's outstanding common shares, is manager of NAT.




































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                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



             NORDIC AMERICAN TANKER SHIPPING LIMITED
                          (registrant)




Dated:  January 14, 1998          By:  /s/  Herbjorn Hansson
                                       _________________________
                                            Herbjorn Hansson
                                            President and Chief
                                            Executive Officer

































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